1
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 11-K

               Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

(Mark One)

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

   For the fiscal year ended   December 31, 1994
                               -----------------

                                     OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange
   Act of 1934 (No Fee Required)

      For the transition period from       to
                                     ------    ------
                        Commission file number   1-35
                                                 ----

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       GE Savings and Security Program
                       -------------------------------

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          General Electric Company
                          ------------------------
             3135 Easton Turnpike, Fairfield, Connecticut 06431
             --------------------------------------------------

2
                            Required Information

A.    Financial Statements and Schedules:

      Independent Auditors' Report                       F-3 and F-4

      Statements of Net Assets Available for Benefits
      as of December 31, 1994 and 1993                   F-5

      Statements of Changes in Net Assets Available
           for Benefits for the Years Ended December
           31, 1994 and 1993                             F-6

      Notes to Financial Statements                      F-7 through F-27

      Schedule of Assets Held for Investment Purposes    F-28 through F-35

      Schedule of Assets Held for Investment Purposes
           Which Were Both Acquired and Disposed of
           Within the Plan Year                          F-36

      Schedule of Loans In Default                       F-37

B.    Exhibits

      (23) Consent of Independent Auditors

      (99) GE S&S Program Mutual Funds 1994 Annual Report


                                 SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      GE Savings and Security Program
                                 --------------------------------------
                                             (Name of Plan)



Date  June 29, 1995              P. D. Ameen
      -------------              --------------------------------------
                                 Vice President and Comptroller

F-1
                       GE SAVINGS AND SECURITY PROGRAM

               Financial Statements and Supplemental Schedules

                         December 31, 1994 and 1993

                 (With Independent Auditors' Report Thereon)

F-2
                       GE SAVINGS AND SECURITY PROGRAM

                         December 31, 1994 and 1993

                              Table of Contents


                                                                       Page
                                                                  Number(s)
                                                                  _________

Financial Statements and Supplemental Schedules

   Independent Auditors' Report                                 F-3 and F-4

   Statements of Net Assets Available for Benefits
      as of December 31, 1994 and 1993                                  F-5

   Statements of Changes in Net Assets Available for
      Benefits for the Years Ended December 31, 1994
      and 1993                                                          F-6

   Notes to Financial Statements                           F-7 through F-27

   Schedule of Assets Held for Investment Purposes        F-28 through F-35

   Schedule of Assets Held for Investment Purposes
      Which Were Both Acquired and Disposed of Within
      the Plan Year                                                    F-36

   Schedule of Loans In Default                                        F-37

Independent Auditors' Report


The Pension Board of General Electric Company, as administrator
GE Savings and Security Program:


We have audited the accompanying statements of net assets available for benefits of GE Savings and Security Program (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

The Pension Board of General Electric Company, as administrator
GE Savings and Security Program
Page 2




Our 1994 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I through III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements as of and for the year ended December 31, 1994 taken as a whole.





/s/ KPMG Peat Marwick LLP
April 25, 1995

F-5
                       GE SAVINGS AND SECURITY PROGRAM

               Statements of Net Assets Available for Benefits

                         December 31, 1994 and 1993

                               (in thousands)

  Assets                                            1994        1993
  ______                                            ____        ____

Investments at fair value (Cost:
  $7,690,498 and $7,238,221,
  respectively) (note 3):
    General Electric Company common
      stock (note 8)                            $ 4,218,035   3,845,960
    Registered investment companies:
      S&S Long Term Interest Fund                 1,983,952   2,339,936
      S&S Program Mutual Fund                       880,762     910,199
    U.S. Government and agency debt
      obligations                                   629,556     234,953
    Corporate bonds and notes                       447,663     529,520
    U.S. Savings Bonds (Series E & EE)              293,510     298,516
    Short term money market instruments             426,001     784,461
    Guaranteed investment contracts                  74,341      78,030
                                                  _________   _________
         Total investments                        8,953,820   9,021,575


Loans to participants (note 4)                      288,411     304,349
Accrued interest and dividends                       43,884      38,694
Receivables for securities sold
  but not delivered                                  73,314      42,002
Other assets                                          5,334       4,150
                                                  _________   _________

         Total assets                             9,364,763   9,410,770
                                                  _________   _________
  Liabilities
  ___________

Advances (note 5)                                       552      29,258
Liability for collateral deposits (note 3)          114,237      65,360
Payables for securities purchased but
  not received                                      140,933      92,611
Other liabilities                                     3,409       2,847
                                                  _________   _________

         Total liabilities                          259,131     190,076
                                                  _________   _________
Net assets available for benefits
  (note 9)                                      $ 9,105,632   9,220,694
                                                  =========   =========



See accompanying notes to financial statements.

F-6
                       GE SAVINGS AND SECURITY PROGRAM

         Statements of Changes in Net Assets Available for Benefits

                   Years Ended December 31, 1994 and 1993

                               (in thousands)

                                                     1994        1993
                                                     ____        ____

Additions to net assets attributed to:
   Investment income:
       Interest and dividend income:
          General Electric Company common
             stock (note 8)                     $   117,277      93,668
          Registered investment companies           226,049     350,627
          Interest                                   74,674      70,183
                                                  _________   _________
                                                    418,000     514,478
       Net realized gains on sale and
          (depreciation) appreciation in value
             of investments (note 8)              (402,131)     675,572
                                                  _________   _________

                                                     15,869   1,190,050
                                                  _________   _________

   Contributions and other additions:
       Employee contributions                       419,228     448,943
       Employer contributions                       169,316     179,712
       Interest on loans to participants             22,696      25,899
                                                  _________   _________
                                                    611,240     654,554
                                                  _________   _________

             Total additions                        627,109   1,844,604
                                                  _________   _________

Deductions from net assets attributed to:
   Withdrawals (note 6)                           (742,171)   (898,924)
                                                  _________   _________
             Total deductions                     (742,171)   (898,924)
                                                  _________   _________
             Net (decrease) increase              (115,062)     945,680

Net assets available for benefits (note 9):
   Beginning of year                              9,220,694   8,275,014
                                                  _________   _________

   End of year                                  $ 9,105,632   9,220,694
                                                  =========   =========




See accompanying notes to financial statements.

F-7
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements

                         December 31, 1994 and 1993



(1)   Description of the Plan
      _______________________

      GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company and its participating affiliates (the "Company"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the "Plan Document"). Benefits, vesting provisions and effects of plan termination are included in plan handbooks and other material distributed to participants as required.

      Employee Contributions and Investment Funds
      ___________________________________________

      Eligible employees of the Company may participate in the Plan by investing a portion of their earnings (generally up to 7% with Company partial matching and an additional 10% without any Company matching) in one or more of the following funds or investments through a trust established to administer the investment of program funds:

      (a)   General Electric Company common stock (the "GE Stock Fund").

      (b) S&S Long Term Interest Fund (the "LT Fund") -- consists of investments in long term bonds and short-term notes through a registered investment company.

      (c) S&S Program Mutual Fund (the "Mutual Fund") -- consists primarily of investments in common stock through a registered investment company.

F-8
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements





      (d) S&S Short Term Interest Fund (the "ST Fund") -- consists primarily of investments in securities of the U.S. Government and its agencies and corporate bonds.

      (e) S&S Money Market Fund (the "MM Fund") -- consists of investments in short term money market instruments.

      (f) United States Savings Bonds ("U.S. Bond Fund") -- consists of individual participants' investments in U.S. Savings Bonds. Pending accumulation of sufficient individual funds, investments are made in short term money market instruments.

      The S&S Holding Period Interest Fund (the "HP Fund") was terminated effective January 1, 1995. Further, on April 30, 1993 the RCA Fixed Income Fund (the "RCA FI Fund") was terminated.

      Eligible employees may elect to apply either 0.5% or 1.0% of earnings to purchase life insurance. The benefit obligations of such purchased life insurance contracts rest with the insurer, Aetna Life Insurance Co. ("Aetna"). In accordance with the Plan documents, life insurance contracts are specifically allocated to the participants and not included in the Plan's assets or changes in plan assets. Payments to Aetna of contributions received from employees for life insurance contracts were $12,028,286 and $12,850,121 in 1994 and 1993, respectively. Total life insurance in force amounted to $4,962,471,550 and $4,639,880,825 at December 31, 1994 and 1993,
      respectively.

F-9
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements





      Participants may elect up to six times a year to switch their investment in an investment fund (in increments of 10%, 25%, 50% or 100%) to another investment fund that is presently available to accept new funds.

      The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limits were $9,240 and $8,994 for 1994 and 1993, respectively.

      Employer Contributions
      ______________________

      The Plan generally provides for Company matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investment funds available to accept new contributions.

      Rollovers and Transfers from Other Qualified Plans
      __________________________________________________

      Subject to Company approval, participants may elect rollovers of amounts attributable to other plans in accordance with the Internal Revenue Code.

      Withdrawals
      ___________

      Subject to certain limitations prescribed by the Plan and Internal Revenue Code, participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals from their participant accounts.

F-10
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements





      Loans to Participants
      _____________________

      The Plan permits participants, under certain circumstances, to borrow at least $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed 50% of the participant's available account value, as defined in the Plan Document (or, if less, $50,000 adjusted for prior loans). The interest rate applicable to participating loans is based on the monthly average of the composite yield on corporate bonds, as published by Moody's Investors Service for the month that is two months before the month in which the loan is requested.

      Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required by the Company's Pension Board. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

      In the event of a loan default, as defined in the Plan documents, the Plan will report the amount of the loan principal and accrued interest to the date of default as a withdrawal.

      Vesting
      _______

      Participants are fully vested in their employee and employer contributions.

F-11
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements



      Plan Termination
      ________________

      Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions, and to terminate the Plan subject to the provisions of ERISA.

      Administrative Costs
      ____________________

      Direct administrative costs of the Plan are generally borne by the Company. Administrative costs include investment management, recordkeeping, and transaction processing fees.

      (2)   Summary of Significant Accounting Policies
            __________________________________________

            (a)   Basis of Accounting
                  ___________________

                  The accompanying financial statements have been prepared on the accrual basis of accounting.

F-12
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements





            (b)   Investments
                  ___________

                  General Electric Company common stock is valued at the closing price on the New York Stock Exchange Composite Transaction Tape. Investments in registered investment companies are valued at the Plan's pro rata share of the current fair value of the net assets of such companies. Long term U.S. Government, agency and corporate debt, notes and bonds are valued at current quoted market prices. Guaranteed investment contracts are carried at contract value which approximates fair value. Short term money market instruments, U.S. Government, agency and corporate notes are valued at cost which approximates market. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

                  Investment transactions are recorded on a trade date basis. Dividends on General Electric Company common stock are recorded as of the record date.

F-13
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements





      (3)   Investments
            ___________

            The Plan held the following individual investments, by fund, whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1994 and 1993:

                                                             Fair Value
                                                            ____________

                                                           (in thousands)
      1994
      ____

      GE Stock Fund:
         GE common stock             82,706,576 shs.         $ 4,218,035
      LT Fund:
         S&S Long Term Interest
           Fund                     188,588,553 shs.           1,983,952
      Mutual Fund:
         Mutual Fund                 26,220,947 shs.             880,762
                                                               _________

                                                             $ 7,082,749
                                                               =========

      1993
      ____

      GE Stock Fund:
         GE common stock             36,671,845 shs.         $ 3,845,960
      LT Fund:
         S&S Long Term Interest
           Fund                     201,025,469 shs.           2,339,936
      Mutual Fund:
         Mutual Fund                 24,593,313 shs.             910,199
                                                               _________

                                                             $ 7,096,095
                                                               =========

F-14
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements





      The following summarizes the net assets and changes in net assets of the LT Fund and the Mutual Fund in which the Plan has investments at December 31, 1994 and 1993, respectively:

                                              December 31, 1994
                                              __________________
                                   (in thousands except value per share)
                                      S&S Long Term       S&S Program
                                      Interest Fund       Mutual Fund

Investments, at fair value:
  Common and preferred stock            $       -            1,631,897
  Long term debt                          2,945,500             43,978
  Temporary investments                     328,789             33,824
                                          _________          _________
       Total                              3,274,289          1,709,699

  Net other assets (liabilities)       (467,856)(a)              8,224
                                          _________          _________

       Net assets                       $ 2,806,433          1,717,813
                                          =========          =========

       Outstanding shares                   266,671             51,135
       Value per share                   $    10.52              33.59
                                              =====              =====


(a) Principally relates to cash collateral received for lending securities, the proceeds of which are principally used for temporary investments.

F-15
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements



                                        Year Ended December 31, 1994
                                        ____________________________
                                               (in thousands)
                                      S&S Long Term       S&S Program
                                      Interest Fund       Mutual Fund

       Investment (loss)            $  (77,916)             (31,846)
       Contributions and other
        additions                       266,166              132,917
       Withdrawals and other
        deductions                    (619,911)            (188,452)
                                       ________             ________

           Change in net assets     $ (431,661)             (87,381)
                                       ========             ========

                                             December 31, 1993
                                             _________________
                                   (in thousands except value per share)
                                       S&S Long Term      S&S Program
                                       Interest Fund      Mutual Fund

Investments, at fair value:
  Common and preferred stock            $       -            1,699,629
  Long term debt                          3,164,894             47,149
  Temporary investments                     791,883             54,071
                                          _________          _________
       Total                              3,956,777          1,800,849

  Net other assets (liabilities)       (718,683)(a)              4,345
                                          _________          _________

       Net assets                       $ 3,238,094          1,805,194
                                          =========          =========

       Outstanding shares                   278,299             48,781
       Value per share                      $ 11.64              37.01
                                              =====              =====

(a) Principally relates to cash collateral received for lending securities, the proceeds of which are principally used for temporary investments.

F-16
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements





                                        Year Ended December 31, 1993
                                        ____________________________
                                               (in thousands)
                                       S&S Long Term      S&S Program
                                       Interest Fund      Mutual Fund

       Investment income             $  302,575              185,047
       Contributions and other
        additions                       481,063              282,233
       Withdrawals and other
        deductions                    (598,711)            (232,750)
                                       ________             ________

           Change in net assets      $  184,927              234,530
                                       ========             ========

      Audited financial statements of the LT Fund and the Mutual Fund are distributed annually to participants as appropriate.

      The ST Fund, may, from time to time, lend securities to certain unrelated brokers. All securities loaned are collateralized by cash and securities (valued at current market prices on a daily basis), and supplemented by letters of credit to achieve a ratio of greater than 100% of the value of the securities loaned. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $114 million and $65 million at December 31, 1994 and 1993, respectively. The value of cash collateral invested in short term investments is reflected as a liability in the Plan's financial statements.

      The program and the funds, while permitted to do so under certain circumstances, have not used off balance sheet financial instruments (derivatives such as options, futures, forwards and swaps) as part of their overall investment strategy.

                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements




(4)   Loans to Participants
      _____________________

      Outstanding loans to participants amounted to $288,410,902 and $304,349,603 at December 31, 1994 and 1993, respectively. The following table summarizes the changes in loans to participants.

                                               Year Ended December 31
                                               ______________________

                                                 1994            1993
                                                   (in thousands)


      Loans made                            $  126,021          150,804

      Interest paid by participants             22,696           25,899
                                              ________         ________
                                               148,717          176,703
                                              ________         ________

      Less:  Loan payments
             - Reinvested                    (151,223)        (161,406)
             - Withdrawals                    (13,432)         (20,082)
                                              ________         ________
                                             (164,655)        (181,488)
                                              ________         ________

      Net (decrease) increase
        in loans to participants           $  (15,938)          (4,785)
                                              ========         ========


      Interest accruable and/or due from participants on their loans but not recorded in the financial statements was $347,826 and $343,923 at December 31, 1994 and 1993, respectively.

F-18
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements





      (5)   Advances
            ________

            Plan operating procedures result in cash receipts from participating companies in connection with the timing of employee and employer contributions, interfund transfers, and participant withdrawals.

      (6)   Certain Distributions
            _________________________

            Effective April 2, 1993, the Company transferred GE's Aerospace business segment and certain other components to a new company controlled by the shareholders of Martin Marietta Corporation ("MMC"). Under the terms of the agreement, each affected employee became an employee of MMC as of the effective date and was permitted to exercise their right to immediate distribution of their vested account balance or a tax-free rollover of the taxable portion of their account balance into an eligible retirement plan maintained by MMC or an individual retirement account.

      (7)   Tax Status
            __________

            The Internal Revenue Service has determined and informed the Company by a letter dated August 18, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The plan has been amended since receiving the determination letter and a request for a new determination letter for the amended plan is presently on file with the Internal Revenue Service.

            The portion of a participant's compensation contributed to the Plan as a pre-tax contribution, and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are distributed from the Plan.

F-19
                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements





(8)   General Electric Company Common Stock
      ______________________________________

      The Plan holds shares of General Electric Company common stock and recorded both dividend income and net realized (losses) gains on sale and (depreciation) appreciation in value on these securities. Such (losses/depreciation) and gains/appreciation were $(81,332,452) and $694,485,104 in 1994 and 1993, respectively.

(9)   Net Assets Available for Benefits and Changes In Net
      Assets Available for Benefits
      ________________________________________________

      The following pages summarize the net assets available for benefits and changes in net assets available for benefits for each investment fund or type of asset of the Plan as of and for the years ended December 31, 1994 and 1993.

                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements

                      Net Assets Available for Benefits

                              December 31, 1994

                (in thousands except participant unit value)

                                             GE             LT             Mutual          ST             MM
Assets                                   Stock Fund        Fund             Fund          Fund           Fund
______                                   __________        ____             ____          ____           ____
Investments, at fair value              $ 4,218,035      1,983,952        880,762        982,692        536,387
Accrued interest and dividends
  receivable                                 32,080            -              -           10,666          1,111
Receivables for securities sold
  but not delivered                             -              -              -           73,314            -
Other receivables                               -              -              -              888            -
                                          _________      _________        _______      _________        _______
      Total assets                        4,250,115      1,983,952        880,762      1,067,560        537,498
                                          _________      _________        _______      _________        _______

Liabilities
___________

Advances                                    (5,340)          2,035            418          1,304          1,800
Liability for collateral deposits               -              -              -          114,237            -
Payables for securities purchased
  but not received                              -              -              -          140,933            -
Other liabilities                               -              -              -            2,246            -
                                          _________      _________        _______      _________        _______
      Total liabilities                     (5,340)          2,035            418        258,720          1,800
                                          _________      _________        _______      _________        _______

Net assets available for benefits       $ 4,255,455      1,981,917        880,344        808,840        535,698
                                          =========      =========        =======      =========        =======

Participant units outstanding                82,811        188,395         26,208         81,372         53,569

Participant unit value                  $     51.00          10.52          33.59           9.94          10.00
                                              =====          =====          =====          =====          =====


                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements

                Net Assets Available for Benefits, Continued

                              December 31, 1994

                (in thousands except participant unit value)
                                                                     Total
                                                          HP       Investment
Assets                                  U.S. Bonds       Fund        Funds
______                                  __________       ____         ____

Investments, at fair value              $ 302,926        51,536   8,956,290
Accrued dividends and interest                -              17      43,874
Receivables for securities sold
  but not delivered                           -             -        73,314
Other assets                                  -             -           888
                                          _______       _______   _________
      Total assets                        302,926        51,553   9,074,366
                                          _______       _______   _________

Liabilities
___________

Advances                                      -             198         415
Liability for collateral deposits             -             -       114,237
Payables for securities purchased
  but not received                            -             -       140,933
Other liabilities                             -             698       2,944
                                          _______       _______   _________
      Total liabilities                       -             896     258,529
                                          _______       _______   _________

Net assets available for benefits       $ 302,926        50,657 8,815,837**
                                          =======       =======   =========

Participant units outstanding                  *          5,066

Participant unit value                      $  *          10.00
                                              ===         =====


* Not applicable as values are determined by individual participants based upon the time at which investments are made.

**    Total for investment funds                     $8,815,837
      Loans to participants                             288,411
      Other program accounts                              1,384
                                                     ----------
      Program net assets available for benefits      $9,105,632
                                                     ==========

                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements

                      Net Assets Available for Benefits

                              December 31, 1993

                (in thousands except participant unit value)

                                             GE                LT             Mutual             ST              MM
Assets                                   Stock Fund           Fund             Fund             Fund            Fund
                                        -----------          -----            ------           -----           -----
Investments, at fair value              $ 3,845,960         2,339,936         910,199          975,797         526,151
Accrued dividends and interest               26,403               -               -              9,146           3,122
Receivables for securities sold
   but not delivered                            -                 -               -             42,002             -
Other assets                                    -                 -               -                357             -
                                          _________         _________         _______        _________         _______
      Total assets                        3,872,363         2,339,936         910,199        1,027,302         529,273
                                          _________         _________         _______        _________         _______

Liabilities
___________

Advances                                   (13,543)            17,365         (1,199)            3,892           9,722
Liability for collateral deposits               -                 -                             65,360             -
Payables for securities purchased
   but not received                             -                 -                             92,611             -
Other liabilities                               -                 -                              1,672             -
                                          _________         _________         _______        _________         _______
      Total liabilities                    (13,543)            17,365         (1,199)          163,535           9,722
                                          _________         _________         _______        _________         _______

Net assets available for benefits       $ 3,885,906         2,322,571         911,398          863,767         519,551
                                          =========         =========         =======        =========         =======

Participant units outstanding                36,801           199,534          24,626           83,456          51,955

Participant unit value                  $    104.88             11.64           37.01            10.35           10.00
                                             ======             =====           =====            =====           =====

                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements

                Net Assets Available for Benefits, Continued

                              December 31, 1993

                (in thousands except participant unit value)

                                                                   Total
                                        U.S. Bond      HP        Investment
Assets                                     Fund       Fund         Funds
______                                   ________     ____          ____

Investments, at fair value              $ 308,256    107,449     9,013,748
Accrued dividends and interest                -           21        38,692
Receivables for securities sold
  but not delivered                           -          -          42,002
Other assets                                  -          -             357
                                          _______    _______     _________
      Total assets                        308,256    107,470     9,094,799
                                          _______    _______     _________

Liabilities
___________

Advances                                      -          163        16,400
Liability for collateral deposits             -          -          65,360
Payables for securities purchased
  but not received                            -          -          92,611
Other liabilities                             -          697         2,369
                                          _______    _______     _________
      Total liabilities                       -          860       176,740
                                          _______    _______     _________

Net assets available for benefits       $ 308,256    106,610   8,918,059**
                                          =======    =======     =========

Participant units outstanding                  *      10,661

Participant unit value                      $  *       10.00
                                              ===      =====

* Not applicable as values are determined by individual participants based upon the time at which investments are made.

**    Total for investment funds                    $8,918,059
      Loans to participants                            304,349
      Other program accounts                            (1,714)
                                                    ----------
      Program net assets available for benefits     $9,220,694
                                                    ==========

                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements

                Changes in Net Assets Available for Benefits

                              December 31, 1994

                               (in thousands)


                                              GE               LT             Mutual              ST             MM
                                          Stock Fund          Fund             Fund              Fund           Fund
                                         -----------          ----            -----              ----          -----


Income on investments:
  Interest and dividends                $   117,277           158,945          67,104           46,680          21,734
  Net realized gains (loss) on sale
      and appreciation (depreciation)
      in value of investments              (82,178)         (217,628)        (83,595)         (33,476)             (1)
                                          _________         _________         _______         ________        ________
      Total investment income                35,099          (58,683)        (16,491)           13,204          21,733
                                          _________         _________         _______         ________        ________
Contributions:
  Employee                                  194,037            56,306          61,898           64,396          13,226
  Employer                                   95,449            18,632          17,759           24,306           3,796
                                          _________         _________         _______         ________        ________
      Total contributions                   289,486            74,938          79,657           88,702          17,022
                                          _________         _________         _______         ________        ________

Withdrawals including transfers           (262,747)         (137,366)        (58,820)         (91,824)       (122,094)
Net loan transactions                        19,225           (5,634)           3,759          (5,189)          13,816
Interfund transfers                         288,486         (213,909)        (39,159)         (59,820)          85,670
                                          _________         _________         _______         ________        ________
      Total deductions and other
         changes in net assets               44,964         (356,909)        (94,220)        (156,833)        (22,608)
                                          _________         _________         _______         ________        ________
Net increase (decrease) in net assets
  available for benefits                    369,549         (340,654)        (31,054)         (54,927)          16,147

Net assets available for benefits,
  Beginning of year                       3,885,906         2,322,571         911,398          863,767         519,551
                                          _________         _________         _______         ________        ________
  End of year                           $ 4,255,455         1,981,917         880,344          808,840         535,698
                                          =========         =========         =======         ========        ========


                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements

           Changes in Net Assets Available for Benefits, Continued

                              December 31, 1994

                               (in thousands)

                                                                     Total
                                                          HP       Investment
                                         U.S. Bonds      Fund        Funds
                                         __________      ____         ____
Income on investments:
  Interest and dividends                $     281         2,871     414,892
  Net realized gains (loss) on sale
      and appreciation (depreciation)
      in value of investments              14,747           -     (402,131)
                                          _______      ________   _________
      Total investment income              15,028         2,871      12,761
                                          _______      ________   _________
Contributions:
  Employee                                 29,358             7     419,228
  Employer                                  9,374           -       169,316
                                          _______      ________   _________
      Total contributions                  38,732             7     588,544
                                          _______      ________   _________

Withdrawals including transfers          (52,228)       (3,653)   (728,732)
Net loan transactions                       (424)         (348)      25,205
Interfund transfers                       (6,438)      (54,830)         -
                                          _______      ________   _________
      Total deductions and other changes
         in net assets                   (59,090)      (58,831)   (703,527)
                                          _______      ________   _________
Net increase (decrease) in net assets
  available for benefits                  (5,330)      (55,953)   (102,222)

Net assets available for benefits,
  Beginning of year                       308,256       106,610   8,918,059
                                          _______      ________   _________
  End of year                           $ 302,926        50,657   8,815,837
                                          =======      ========   =========

                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements

                Changes in Net Assets Available for Benefits

                              December 31, 1993

                               (in thousands)


                                             GE                LT           Mutual                ST             MM
                                         Stock Fund           Fund           Fund                Fund           Fund
                                         __________           ____            ____               ____           ____
Income on investments:
   Interest and dividends               $    93,668           253,449          97,178           47,626          15,902
   Net realized gains (loss) on sale
      and appreciation (depreciation)
      in value of investments               694,485          (32,954)         (6,454)              636             -
                                          _________         _________         _______         ________        ________
      Total investment income               788,153           220,495          90,724           48,262          15,902
                                          _________         _________         _______         ________        ________
Contributions:
   Employee                                 180,914            68,777          64,561           83,033          16,485
   Employer                                  91,235            22,656          18,327           31,257           4,940
                                          _________         _________         _______         ________        ________
      Total contributions                   272,149            91,433          82,888          114,290          21,425
                                          _________         _________         _______         ________        ________

Withdrawals including transfers           (272,966)         (192,829)        (78,606)        (119,760)       (123,591)
Net loan transactions                         6,569          (14,359)           2,209          (9,728)          27,945
Interfund transfers                         106,507           (3,860)          63,635          (3,451)         176,108
                                          _________         _________         _______         ________        ________
      Total deductions and other
         changes in net assets            (159,890)         (211,048)        (12,762)        (132,939)          80,462
                                          _________         _________         _______         ________        ________

Net increase (decrease) in net assets
   available for benefits                   900,412           100,880         160,850           29,613         117,789

Net assets available for benefits,
   Beginning of year                      2,985,494         2,221,691         750,548          834,154         401,762
                                          _________         _________         _______         ________        ________
   End of year                          $ 3,885,906         2,322,571         911,398          863,767         519,551
                                          =========         =========         =======         ========        ========


                       GE SAVINGS AND SECURITY PROGRAM

                        Notes to Financial Statements

           Changes in Net Assets Available for Benefits, Continued

                              December 31, 1993

                               (in thousands)

                                                                                     Total
                                         U.S. Bond      RCA FI            HP       Investment
                                            Fund         Fund            Fund        Funds
                                         ---------      -----           -----       --------
Income on investments:
  Interest and dividends                $     356           -          6,349         514,528
  Net realized gains (loss) on sale
    and appreciation (depreciation)
    in value of investments                15,616         3,736          -           675,065
                                          _______      ________      _______       _________
    Total investment income                15,972         3,736        6,349       1,189,593
                                          _______      ________      _______       _________
Contributions:
  Employee                                 35,131            28           14         448,943
  Employer                                 11,297           -            -           179,712
                                          _______      ________      _______       _________
    Total contributions                    46,428            28           14         628,655
                                          _______      ________      _______       _________

Withdrawals including transfers          (61,601)      (20,200)      (9,296)       (878,849)
Net loan transactions                       (520)         (223)      (1,291)          10,602
Interfund transfers                         1,278     (258,341)     (81,876)             -
                                          _______      ________      _______       _________
    Total deductions and other
       changes in net assets             (60,843)     (278,764)     (92,463)       (868,247)
                                          _______      ________      _______       _________

Net increase (decrease) in net assets
  available for benefits                    1,557     (275,000)     (86,100)         950,001

Net assets available for benefits,
  Beginning of year                       306,699       275,000      192,710       7,968,058
                                          _______      ________      _______       _________
  End of year                           $ 308,256           -        106,610       8,918,059
                                          =======      ========      =======       =========


                                                                  Schedule I

                       GE SAVINGS AND SECURITY PROGRAM

               Schedule of Assets Held for Investment Purposes

                              December 31, 1994


Description                                                                  Cost              Fair Value
___________                                                                ______                  ______
Employer Securities
___________________

      Corporate Stocks - Common
           General Electric Company (82,706,576 shares)                $ 2,755,992,202         4,218,035,357

Shares of Registered Investment Companies
_________________________________________

      LT Fund (188,588,553 shares)                                       2,163,902,854         1,983,951,582

      Mutual Fund (26,220,947 shares)                                      942,911,069           880,761,618


                       GE SAVINGS AND SECURITY PROGRAM

               Schedule of Assets Held for Investment Purposes

                              December 31, 1994



Description
___________

US Savings Bonds (Series E and EE)
__________________________________

Issuer                                       Units                                Cost                       Fair Value
______                                       _____                               ______                       _______
1959 US Savings Bond E Series                   227                              $ 4,256                          33,419
1960 US Savings Bond E Series                   159                                2,981                          22,876
1961 US Savings Bond E Series                   124                                2,325                          17,614
1962 US Savings Bond E Series                   173                                3,244                          24,156
1963 US Savings Bond E Series                   246                                4,613                          33,723
1964 US Savings Bond E Series                   289                                5,419                          38,908
1965 US Savings Bond E Series                   346                                6,488                          41,321
1966 US Savings Bond E Series                   483                                9,056                          55,504
1967 US Savings Bond E Series                   854                               16,013                          98,014
1968 US Savings Bond E Series                 1,379                               25,856                         154,577
1969 US Savings Bond E Series                 1,628                               30,525                         176,692
1970 US Savings Bond E Series                 1,988                               37,275                         207,281
1971 US Savings Bond E Series                 2,674                               50,138                         241,727
1972 US Savings Bond E Series                 3,345                               62,719                         290,923
1973 US Savings Bond E Series                 5,072                               95,100                         428,108
1974 US Savings Bond E Series                 8,312                              155,850                         666,776
1975 US Savings Bond E Series                11,387                              213,506                         881,232
1976 US Savings Bond E Series                15,617                              292,819                       1,166,318
1977 US Savings Bond E Series                23,189                              434,794                       1,645,014
1978 US Savings Bond E Series                38,811                              727,706                       2,406,621
1979 US Savings Bond E Series                65,678                            1,231,463                       3,999,484
1980 US Savings Bond EE Series               25,170                            1,258,500                       3,911,488
1981 US Savings Bond EE Series               24,692                            1,234,600                       3,423,193
1982 US Savings Bond EE Series               28,571                            1,428,550                       3,655,858
1983 US Savings Bond EE Series               51,042                            2,552,100                       5,678,820
1984 US Savings Bond EE Series               50,475                            2,523,750                       5,325,601
1985 US Savings Bond EE Series               67,301                            3,365,050                       6,642,952


                       GE SAVINGS AND SECURITY PROGRAM

               Schedule of Assets Held for Investment Purposes

                              December 31, 1994


US Savings Bonds (Series E and EE) (continued)
______________________________________________

Issuer                                       Units                              Cost                         Fair Value
______                                       _____                             ______                         _______
1986 US Savings Bond EE Series              148,954                        $   7,447,700                      13,488,393
1987 US Savings Bond EE Series              160,289                            8,014,450                      12,523,917
1988 US Savings Bond EE Series              194,224                            9,711,200                      14,361,705
1989 US Savings Bond EE Series              284,624                           14,231,200                      19,550,348
1990 US Savings Bond EE Series              292,264                           14,613,200                      18,483,215
1991 US Savings Bond EE Series              319,669                           15,983,450                      18,844,831
1992 US Savings Bond EE Series            1,103,778                           55,188,900                      61,606,263
1993 US Savings Bond EE Series              922,793                           46,139,650                      49,058,627
1994 US Savings Bond EE Series              874,206                           43,710,300                      44,324,874
                                                                             ___________                    ____________

                                            Total U.S. Savings Bonds         230,814,746                     293,510,373
                                                                             ___________                    ____________


                       GE SAVINGS AND SECURITY PROGRAM

               Schedule of Assets Held for Investment Purposes

                              December 31, 1994


Description
___________

Debt Securities
_______________

Issuer                                        Rate                  Maturity                  Cost           Fair Value
______                                     __________               ________                  ____             ______
Advanta Mtg Lntr                              6.30%            July 25, 1994              $  6,477,498         6,015,134
Advanta Corp                                  5.13             November 15, 1996             9,993,349         9,477,300
Advanta Credit Card Master Trust II           6.29             September 1, 2000             7,274,204         7,267,162
Arkla Inc                                     9.88             April 15, 1997                3,199,625         3,030,000
Ashland Oil Co                               10.13             April 15,1996                 5,224,717         5,125,250
Associates Corp North Amer Mtn                4.84             June 14, 1996                 9,781,640         9,597,000
Banponce Finl Corp Mtn                        6.83             November 25,1996              4,995,307         4,943,500
Banponce Finl Corp Mtn                        6.88             January 7, 1997               9,999,193        10,039,800
Banponce Finl Copr Mtn                        5.68             March 28, 1996                4,853,518         4,776,373
Banponce Finl Grp Mtn                         5.60             March 25, 1996                4,948,235         4,870,350
CMC Secs Corp II                              6.32             September 25, 2023            9,283,321         8,765,365
Chase Manhattan Corp                          7.50             December 1, 1997             15,458,332        14,627,250
Citicorp Mtn Bk Entry                         7.57             February 24, 1995             9,999,464        10,011,700
Commerzebank                                  6.50             January 3, 1995               2,918,946         2,918,946
Countrywide Fdg Corp Mtn                      5.34             April 1, 1996                10,000,000         9,724,600
CS First Boston Mtg Secs Corp                 6.02             January 27, 1995                597,391           597,391
Dean Witter Discover & Co. Mtn                5.89             September 29, 1997            3,994,237         3,990,000
Discover Cr Corp Mtn Bk Entry                 6.61             July 24, 1995                 4,989,874         5,009,200
EQC HomEquity Loan                            5.80             December 15, 2009            12,369,336        11,358,993
FDIC Remic Tr.                                6.40             January 25, 2025             24,359,303        24,086,471
Federal Home Ln PC                            5.95             July 1, 2024                  4,982,208         4,810,651
Federal Home Ln PC                            6.00             December 1, 2008              3,901,913         3,780,464
Federal Home Ln PC                            7.50             December 1, 2006              5,876,141         5,469,433
Federal Home Ln Mtg PC Gtd                    7.50             September 15, 2020            9,712,188         9,112,400
Federal Home Ln Mtg PC Gtd                    7.95             January 15, 2020              4,178,358         3,881,200
Federal Home Ln Mtg PC Gtd                   -*                July 15, 2019                 3,685,238         3,528,300
Federal Home Loan Bank Cons Disc Notes       -*                January 3, 1995              64,929,459        64,929,459
Federal Home Loan Bank Cons Disc Notes       -*                January 30, 1995             20,403,559        20,403,559
Federal Home Loan Bank Cons Disc Notes       -*                January 3, 1995              42,016,574        42,016,574

*These are discounted instruments and therefore interest rate does not apply.

                       GE SAVINGS AND SECURITY PROGRAM

               Schedule of Assets Held for Investment Purposes

                              December 31, 1994


Debt Securities (continued)
___________________________

Issuer                                        Rate                  Maturity                  Cost           Fair Value
______                                     __________               ________                  ____             ______
Federal Home Loan Mtge Disc Notes               -%*            January 3, 1995             $19,994,133        19,994,133
Federal Natl Mtg Assn Disc Notes                - *            January 9, 1995              20,473,077        20,473,077
Federal Natl Mtg Assn Disc Notes                - *            January 30, 1995             19,905,750        19,905,750
Federal Natl Mtg Assn Disc Notes                - *            April 17, 1995               11,486,410        11,486,410
Federal Natl Mtg Assn Disc Notes                - *            April 27, 1995               13,004,040        13,004,040
Federal Natl Mtg Assn Disc Notes                - *            May 22, 1995                 16,577,862        16,577,862
Federal Natl Mtg Assn Disc Notes                - *            January 8, 1995              29,975,750        29,975,750
FNMA Pool                                         6.00         May 1, 2001                   1,504,185         1,474,238
Federal Natl Mtg Assn REMIC                       7.50         October 25, 2019              4,724,859         4,469,360
Federal Natl Mtg Assn REMIC                       -            July 25, 2021                 4,445,902         4,846,920
Federal Natl Mtg Assn REMIC                       8.50         November 25, 2019             3,112,440         3,033,737
Federal Natl Mtg Assn Gtd                         -            August 25, 2023               6,048,595         5,776,863
First Chicago Corp Mtn Bk Ent                     7.02         March 6, 1995                 4,999,571         5,005,350
First Chicago Master Tr                           6.30         January 15, 1999              3,199,867         3,193,971
First Deposit                                     4.90         June 15, 2000                14,998,595        14,629,650
First USA Bk Wilmington DEL                       6.04         November 30,1995              5,000,000         4,995,000
First USA Bk Wilmington DEL                       6.88         September 12, 1996           12,302,417        12,250,025
First USA Bk Wilmington DEL                       5.75         January 15, 1999              4,982,304         4,507,150
First USA Cr Card Master Tr.                      6.43         February 15,2000             13,001,240        13,004,030
First USA Cr Card Master Tr.                      6.31         December 15, 2003             3,750,000         3,746,475
Ford Cr Auto Ln Master Tr                         6.88         January 15, 1999             12,012,202        11,726,160
Ford Motor Cr Co                                  6.25         February 26, 1998            10,304,033         9,420,300
GNMA II 30Yr Feb TBA                              7.50         January 15, 1999             26,873,438        26,875,800
General Motors Accep Corp Mtn                     8.35         September 5, 1996            12,712,533        12,395,295
General Motors Accep Corp Mtn                     6.75         July 10, 1997                 9,246,643         8,838,348
General Motors Accep Corp Mtn                     5.89         November 15,1998             10,684,848        10,683,843
GNMA TBA Feb                                      7.00         January 15, 1999             18,718,000        18,694,125
GNMA TBA                                          6.50         January 15, 1999             22,010,105        22,248,169
Home Equity Loan                                  4.65         December 20, 2010             7,108,590         6,710,029
ITT Floor Plan Receivables Net                    6.39         February 15,2001              2,399,086         2,400,000
Lehman Bros Hldgs Mtn                             8.05         January 15, 2019              2,129,132         1,905,000
Lockheed Corp                                     6.26         May 11, 1995                  9,998,609        10,005,600

*These are discounted instruments and therefore interest rate does not apply.

                       GE SAVINGS AND SECURITY PROGRAM

               Schedule of Assets Held for Investment Purposes

                              December 31, 1994



Debt Securities (continued)
___________________________

Issuer                                        Rate                  Maturity                  Cost           Fair Value
______                                     __________               ________                  ____             ______
MBNA Master Cr Card Tr                        6.28%            July 15,1998              $   4,999,104         4,995,300
MBNA Master Cr Card Tr                        6.30             January 16, 2002              9,995,698         9,990,600
MBNA Master Cr Card Tr                        5.82             March 15, 2000                5,800,000         5,841,644
Merrill Lynch & Co Inc                        5.00             December 15, 1996             5,000,000         4,714,250
Morgan Stanley Group Inc.                     7.32             January 15, 1997              3,770,485         3,685,425
National City Corp                            5.81             January 31, 1997              7,495,125         7,462,500
Nationsbank Cr Card Master Tr                 4.75             September 15, 1998           15,485,477        14,603,790
News Amer Hldgs Inc                          12.00             December 15, 2001            15,667,566        14,999,310
People's Bank Cr Card Master Tr.              6.34             January 3, 2015               3,997,877         3,995,000
Salomon Bros Mtg Secs II Inc                  8.13             November 1, 2012              1,930,292         1,754,927
Sears Roebuck & Co                            9.25             April 15, 1998                7,648,314         7,178,150
Skandia Capital AB                            6.00             November 2, 1998              9,451,028         9,100,000
Society Student Loan Trust                    5.89             April 25, 2003               17,236,630        17,187,960
Southern Calif Edison Co                      6.13             July 15, 1997                 4,900,675         4,753,500
Structured Asset Secs Corp                    6.87             August 25, 2026               8,000,860         7,689,208
Tennessee Valley Auth Disc Nts                4.00             July 20, 1995                14,990,896        14,081,580
TMS Home Equity LNTR                          5.68             February 15, 2009            13,660,604        12,597,809
Time Warner Inc                               6.05             July 1, 1995                  6,000,000         5,949,780
Toronto Dominion Bk Ont                       9.90             February 1, 1999              (499,627)                 0
United States Treas Notes                     6.00             June 30, 1996                40,980,533        40,116,040
United States Treas Notes                     6.25             August 31, 1996               4,733,330         4,649,823
United States Treas Notes                     9.38             April 15, 1996                9,923,172         9,659,696
United States Treas Notes                     6.50             September 30, 1996          169,708,414       167,092,405
Petroleos Mexicanos                           7.44             March 8, 1999                 2,287,058         2,208,000
Plus Cap Ltd                                  7.88             January 15, 1995              5,001,729         5,001,730
Premier Auto TR                               6.20             October 2, 1997               4,199,474         4,112,220
Public Svc Co NH                              8.85             May 15, 1996                  8,342,401         8,008,960
Unisys Corp                                   9.75             September 15,1996             6,934,443         6,567,000
Union Bank Switzerland                        6.00             January 3, 1995              10,806,397        10,806,397

                                                                                         _____________     _____________
                                                               Total Debt Securities     1,096,535,299     1,077,219,289

                       GE SAVINGS AND SECURITY PROGRAM

               Schedule of Assets Held for Investment Purposes

                              December 31, 1994



Short Term Money Market Instruments
___________________________________

Issuer                                        Rate                  Maturity                  Cost           Fair Value
______                                     __________               ________                  ____             ______
Algemene Bank Netherland NV                   5.75%            January 17, 1995            $20,000,000        20,000,000
Algemene Bank Netherland NV                   5.88             January 3, 1995              10,600,000        10,600,000
Algemene Bank Netherland NV                   5.75             January 17, 1995              1,500,000         1,500,000
Associates Corp North America                 5.69             January 20,1995              19,939,939        19,939,939
Associates Corp North America                 5.69             January 20, 1995              1,495,495         1,495,495
Bankers Trust Co.                             5.33             January 18, 1995             19,949,661        19,949,661
Bayerische Vereinsbank AG NY                  5.81             January 23, 1995             20,000,000        20,000,000
Bayerische Landesbank                         5.87             January 31, 1995             16,000,000        16,000,000
Bear Stearns COS Inc                          5.77             February 6, 1995             20,282,292        20,282,292
Commerzebank                                  5.50             January 17, 1995             15,000,000        15,000,000
Commerzebank                                  6.50             January 3, 1995              22,921,720        22,921,720
Commonwealth Bank Australia                   5.54             February 8, 1995             19,883,045        19,883,045
Commonwealth Bank Australia                   5.90             January 3, 1995               9,996,722         9,996,722
Deutsche Bank AG                              5.95             January 11, 1995             20,000,000        20,000,000
Goldman Sachs Group LP                        5.30             January 6, 1995              19,985,278        19,985,278
Halifax Building Society                      5.71             January 24, 1995             20,724,120        20,724,120
Kredietbank                                   5.36             January 20, 1995             20,142,857        20,142,857
Merrill Lynch & Co. Inc.                      5.75             January 12, 1995              7,985,944         7,985,944
Mitsubishi Bank                               8.50             January 3, 1995              15,420,000        15,420,000
Morgan Stanley Group Inc.                     5.96             January 6, 1995               9,991,722         9,991,722
National Bank Australia FDG                   5.90             January 3, 1995               7,997,378         7,997,378
Norwest Corp                                  5.77             January 10, 1995             19,971,150        19,971,150
Republic National Bank                        6.06             February 1, 1995             19,199,286        19,199,286
Royal Bank of Canada                          5.81             February 24, 1995            19,600,000        19,600,000
Societe Generale                              5.50             January 25, 1995             20,000,000        20,000,000
State Street Cayman Islands                   6.38             January 3, 1995               5,990,000         5,990,000
State Street Cayman Islands                   6.38             January 3, 1995                 940,000           940,000
State Street Cayman Islands                   6.38             January 3, 1995                 430,000           430,000
Swiss Bank Corp.                              5.43             January 3, 1995              20,000,000        20,000,000


                       GE SAVINGS AND SECURITY PROGRAM

               Schedule of Assets Held for Investment Purposes

                              December 31, 1994



Short Term Money Market Instruments (continued)
_______________________________________________

Issuer                                        Rate                  Maturity                  Cost           Fair Value
______                                     __________               ________                  ____             ______
Non-Interest bearing cash                                                              $        54,495            54,495
                                                                                         _____________     _____________

                                          Total short term money market instruments    $   426,001,104       426,001,104
                                                                                         _____________     _____________

Investment Contracts
____________________

Hartford Life Ins. Co.                        9.11%            September 13, 1995      $    36,366,854        36,366,854
Met Life GAC                                  8.74             January 5, 1995              37,974,133        37,974,133
                                                                                         _____________     _____________

                                                         Total investment contracts         74,340,987        74,340,987
                                                                                         _____________     _____________

                                                                  Total investments    $ 7,690,498,261   $ 8,953,820,710
                                                                                         =============     =============



Loans to Participants                         Rate                    Term                    Cost           Fair Value
_____________________                         ____                  ________                  ____             ______

Various                                   7.25% - 8.83%        12-54 months, or          $ 288,410,902       288,410,902
                                                               5-15 years for                               ============
                                                               principal residence
                                                               loans


                                                                 Schedule II

                       GE SAVINGS AND SECURITY PROGRAM

         Schedule of Assets Held for Investment Purposes Which Were
             Both Acquired and Disposed of Within the Plan Year

                        Year Ended December 31, 1994




                                          Description of Investment, Including
Identity of Issuer, Borrower,               Maturity Date, Rate of Interest,                Costs of        Proceeds of
 Lessor, or Similar Party                  Collateral, Par or Maturity Value              Acquisitions      Dispositions
_____________________________          __________________________________________        _____________     _____________
Advanta Cr. Card Master Trust         October 15, 2001    Variable   $10,000,000          $ 10,000,000       10,001,563
First Chicago Corp.                   July 1, 1999          9.88%      5,350,000             5,905,865        5,840,435
First USA BI                          March 7, 1997       Variable     4,200,000             4,187,652        4,190,340
Ford Cr. Auto Loan Master Trust       July 15, 2001       Variable    10,000,000            10,000,000       10,004,688
General Motors Acceptance Corp. Mtn.  January 11, 1999      6.00%      5,120,000             4,847,616        4,833,075
Golden West Financial Corp.           August 30, 1998       8.63%      5,000,000             5,273,850        5,129,300
Household Affinity Cr. Card           May 15, 2001        Variable    46,450,000            46,428,227       46,202,648
ITT Floorplan Receivables Mt.         February 15, 2001   Variable     5,000,000             4,997,736        5,001,054
MBNA Master Credit Card Trust         March 15, 2001      Variable    41,500,000            41,461,094       41,519,453
MBNA Master Credit Card Trust         January 15, 2002    Variable    10,000,000             9,995,313        9,995,431
Occidental Pete. Corp Mtn.            October 19, 1994      4.75%      5,000,000             5,000,350        5,000,000
Occidental Pete. Corp Mtn.            November 9, 1998      5.85%      5,000,000             4,678,600        4,617,950
Prudential Home Mortgage Secs. Co.    January 25, 2024      6.50%     10,183,822            10,151,641       10,160,957
Xerox Credit Corp.                    January 15, 1996      6.25%      2,200,000             2,202,640        2,184,512
                                                                                           ___________      ___________

                                                                                          $165,130,584      164,681,406

                                                                                           ===========      ===========

                                                                Schedule III

                       GE SAVINGS AND SECURITY PROGRAM

                        Schedule of Loans In Default

                              December 31, 1994



                                        Amount Received                    (g)
                                        During Reporting                     Amount Overdue
                                              Year                         Detailed Description  ______________________
   (a)          (b)         (c)          ______________         (f)        of Loan Including        (h)         (i)
                                                                           Dates of Making and
Party in     Identity     Original      (d)         (e)        Unpaid      Maturity, Interest    Principal    Interest
Interest       and         Amount                             Balance      Rate, the Type and
 Identi-    Address of    of Loan    Principal    Interest     at End      Value of Collateral,
fication     Obligor                                          of Year      Any Renegotiation of
                                                                           the Loan and the
                                                                           Terms of the
                                                                           Renegotiation, and
                                                                           Other Material Items

   -         Various    $259,662,750  49,627,892  11,467,835  159,211,824  Varies according      7,416,675    347,826
               plan                                                        to term of loan
           participants

* For purposes of this schedule, loans in default represent loans past due but not yet written off.
